September 1, 2006

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549
Attn: Raquel Howard, Staff Accountant
Office of Emerging Growth Companies
Division of Corporation Finance

      Re: 	Asia Automotive Acquisition Corporation
      SEC File No. 333-127755
      Item 4.02 Form 8-K
      Filed August 15, 2006
      File No. 0-51831

Dear Ms. Howard:

	On behalf of Asia Automotive Acquisition Corporation (the
“Company”), we are providing to the SEC Staff this cover letter, which addresses the comment included in the SEC Staff letter dated August 18, 2006.


Comment.

	1.     We note your disclosure that the previously issued financial statements for the period of June 20, 2005 (inception) to April 18, 2006 should no longer be relied upon. We note that you intend to include the restated financial statements in your From 8-K/A for such period. Please clarify your disclosure to state whether you also intend to amend Form 10 QSB filed on May 30, 2006 for the period ended March 31, 2006. If not, please tell us why you believe that amendment of this report is not required.

Response.

      1. In connection with the preparation of the June 30, 2006 10-QSB the Company, in consultation with its independent registered accounting firm, Rothstein, Kass & Company, PC (“Rothstein Kass”), determined that the Company must reclassify certain amounts in its financial statements to account for the warrants issued as part of the units in the Company’s initial public offering as a liability. This issue arose as a result of recent restatements made with the Securities and Exchange Commission in connection with similar blank check companies, each of such company having a warrant structure similar to the Company’s. The Company, after consultation with Rothstein Kass, based its conclusions upon recent interpretations of the accounting for warrants issued as part of units under Emerging Issues Task Force (“EITF”) No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF No. 00-19”) .

      As the Company’s Initial Public Offering was not declared effective until April 12, 2006 and did not close until April 18, 2006, the Company had no warrants held by the public during the period through March 31, 2006, and therefore it believes there is no reason to restate the Company’s financial statements for that period.



          Additionally, the Company acknowledges pursuant to the SEC Staff
Letter dated August 18, 2006 that:
*	The Company is responsible for the adequacy and accuracy of the disclosure of the filing
*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If the Staff has any future questions or issues, please do not hesitate to contact the undersigned at (248) 593-8330 or fax (248) 642-2289.

					Very truly yours,



					Rudy Wilson
                                        Chief Executive Officer
                                        Asia Automotive Acquisition Corporation


cc:	John Sharp
         William R. Herren
         David J. Brophy





Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
September 1, 2006
Page 2